UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For December 2008

Commission File No. 000-53222

China Cablecom Holdings, Ltd.

1 Grand Gateway
1 Hongqian Road
Shanghai, 200030
People’s Republic of China
(86) 21 6207-9731
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☐
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 10, 2008, China Cablecom Holdings, Ltd. (the "Company"), issued a press release announcing the appointment of Su-Mei Thompson to its board of directors (the “Board”). Ms. Thompson has been appointed to serve as an independent director of the Board.  A copy of the press release is attached hereto as Exhibit 99.1.

Ms. Thompson was a Senior Vice President of Strategic Business Development for Asia at Christie's Asia, Art and Auction Business from April 2007 to July 2008. From April 2003 to April 2007, Ms. Thompson served as the Managing Director of the Financial Times, Asia Pacific during which she oversaw the launch of the Financial Times Asian edition, and the Financial Times luxury title "How To Spend It" in Asia, and its Chinese language website, FTChinese.com. She was a member of the board of directors of the Financial Times Global Management and on the board of directors of Business Standard in India. Previously, she served as General Counsel and Senior Vice-President for Business Development and Corporate Development at Asiacontent.com, a NASDAQ-listed Asia joint venture partner for leading websites such as CNET.com and MTVi.com. She also served as Regional Director, Business and Legal Affairs, at Walt Disney Television Asia-Pacific from 1996 to 2000 where she was involved in negotiating and concluding joint venture and licensing arrangements for Disney TV in China and across the region. Prior to joining Disney, Ms. Thompson was a senior associate in corporate finance at Linklaters and served in the firm's London, Paris and Hong Kong offices. Ms. Thompson earned her undergraduate degree in law at Trinity College, Cambridge in 1987 and her Masters degree in law (BCL) at Christchurch College, Oxford in 1989. She also received her MBA from IMD, Switzerland in 2001.

There is no understanding or arrangement between Ms. Thompson and any director, officer or any other person pursuant to which such person was appointed as an officer of the Company. Ms. Thompson has not in the last two years engaged in any related party transaction with the Company of the kind required to be disclosed pursuant to Item 404 of Regulation S-K.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

Exhibit No.	Description
99.1	Press Release dated December 10, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Cablecom Holdings, Ltd.

By:	/s/ Clive Ng
Name: Clive Ng
Title: Executive Chairman

Dated: December 12, 2008